Exhibit 1(b)


                     [Sara Lee Corporation Letterhead]




 PERSONAL AND CONFIDENTIAL



 October 16, 1998


 Board of Directors
 Chock full o' Nuts
 370 Lexington Avenue
 New York, NY 10017

 Gentlemen:

 We have appreciated the opportunity to review with your financial advisors certain information and our analysis and views regarding the value of Chock full o' Nuts Corporation. We remain convinced that the combination of Chock full o' Nuts with the coffee business of Sara Lee would be in the best interests of our respective shareholders and employees.

 As you know, on July 8, 1998, we submitted to you our proposal to acquire Chock full o' Nuts for $9.50 per share. This proposal was based solely on publicly available information. As we indicated to you last week, based on the information that has been provided to us and subsequent discussions with your financial advisors, we are prepared to increase our proposal to $10.50 per share (in cash, shares of common stock of Sara Lee or a combination thereof), representing a 79% premium to the Company's closing stock price yesterday.

 We continue to believe that our proposal represents a tremendous opportunity for Chock full o' Nuts shareholders to maximize the value of their shares. We and our advisors remain prepared to promptly meet with you to negotiate and execute a definitive merger agreement.

 This proposal is not subject to any significant conditions other than receipt of customary approvals and execution of a definitive agreement containing customary and mutually acceptable terms. This letter is being submitted to you on a confidential basis and should not be disclosed to any party other than your Board of Directors and representatives. This proposal will expire at the close of business on Monday, October 19, 1998.

 We hope you will share our enthusiasm for this proposal and look forward to working with you and your management towards prompt consummation of a negotiated transaction.


 Sincerely,


 /s/ C. Steven McMillan
 C. Steven McMillan

 cc:  Mr. Lawrence A. Hamdan
      Credit Suisse First Boston Corporation